Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and the nine months ended September 30, 2013.

	Years Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Net loss	$(12,965,622)	$(24,458,924)	$(17,638,746)	$(15,304,095)	$(19,712,980)	$(50,615,729)
Add: fixed charges	167,395	408,647	261,425	141,900	146,520	225,720

Earnings, as defined	$(12,798,227)	$(24,050,277)	$(17,377,321)	$(15,162,195)	$(19,566,460)	$(50,390,009)

Fixed charges and preferred stock dividends:
Interest expensed	$28,135	$210,977	$61,115	$—	$—	$—
Estimated interest component of rent	139,260	197,670	200,310	141,900	146,520	225,720

Total fixed charges	167,395	408,647	261,425	141,900	146,520	225,720

Preferred stock dividends	—	—	—	—	—	—

Total fixed charges and preferred stock dividends	$167,395	$408,647	$261,425	$141,900	$146,520	$225,720

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

We reported a net loss for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and the nine months ended September 30, 2013 and would have needed to generate additional income of $12,965,622, $24,458,924, $17,638,746, $15,304,095, $19,712,980 and $50,615,729, respectively, to cover our fixed charges of $167,395, $408,647, $261,425, $141,900, $146,520 and $225,720, respectively.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net loss plus fixed charges. Combined fixed charges and preferred stock dividends consist of interest expense, an estimate of interest within rental expense and preferred stock dividends.